UNDERWRITING AGREEMENT

May 16, 2006

Fronteer Development Group Inc.
Suite 1640-1066 West Hastings Street
Vancouver, British Columbia V6E 3X1

Attention:        Mark O'Dea, President and Chief Executive Officer

Dear Mr. O'Dea:

          National Bank Financial Inc. ("NBF"), Canaccord Capital Corporation, Pacific International Securities Inc. and Sprott Securities Limited (each, an "Underwriter", and collectively the "Underwriters") hereby severally, in respect of the percentages set forth in section 6.1 of this Agreement, and not jointly, offer to purchase from Fronteer Development Group Inc. (the "Corporation") upon and subject to the terms hereof, an aggregate of 6,000,000 common shares of the Corporation (each a "Share") at a price of $6.40 per Share (the "Offering Price"). The offering of the Shares by the Corporation described in this Agreement is hereinafter referred to as the "Offering".

          The net proceeds of the Offering shall be used by the Corporation to fund (a) future acquisitions, (b) ongoing exploration at the Wernecke properties in the Yukon Territory (primarily to continue staking, field mapping and sampling of target areas and completion of an airborne gravity survey), (c) ongoing exploration at the Biga properties in Turkey, (d) ongoing exploration at the San Pedro and Clara properties in Mexico (primarily to conduct drill programs), and (e) general corporate purposes.

          The Underwriters and the Corporation acknowledge that the schedules hereto form part of this Agreement.

          In consideration of the Underwriters' services to be rendered in connection with the Offering, the Corporation shall pay to NBF, for and on behalf of all of the Underwriters, a cash fee (the "Underwriters' Fee") in an amount equal to 5.5% of the gross proceeds received by the Corporation from the issue and sale of the Shares.

          The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided however that offers and sales of Shares in the United States shall be made only on a private placement basis in accordance with United States securities laws and the provisions of Schedule "A" to this Agreement. The Underwriters and the Corporation understand that although this Agreement is presented on behalf of the Underwriters as purchasers, all Shares sold to persons in the United States, if any, shall be sold to such persons as substituted purchasers ("U.S. Substituted Purchasers"), by the Corporation, in accordance with Schedule "A" hereto. To the extent that U.S. Substituted Purchasers purchase Shares on the Closing Date, the obligations of the Underwriters to do so shall be reduced by the number of Shares purchased from the Corporation by such U.S. Substituted Purchasers. The Offering may also take place in such other jurisdictions as may be agreed upon by the Corporation and the Underwriters.

The additional terms and conditions of this underwriting agreement (the "Agreement") are set forth below.

1.	DEFINITIONS

1.1	In this Agreement, including any schedules forming a part of this Agreement:

(a)

"Acts" means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and "Act" means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)	"AMEX" means the American Stock Exchange;

(c)

"Applicable Securities Laws" means, in respect of the Offering, collectively the Acts and Regulations having application and the rules, policies, notices and orders issued by the applicable Regulatory Authorities having application;

(d)	"Aurora" means Aurora Energy Resources Inc.;

(e)	"Beneficiaries" has the meaning given to that term in section 9.3;

(f)	"Claim" has the meaning given to that term in section 9.1;

(g)	"Closing", "Closing Date" and "Time of Closing" have the meanings given to those terms in section 8.2;

(h)	"Comfort Letter" has the meaning given to that term in subsection 4.1(1)(i) hereto;

(i)	"Closing Materials" has the meaning given to that term in subsection 4.1(1)(vii) hereto;

(j)

" Commissions" means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and " Commission" means the securities regulatory body of a specified Qualifying Jurisdiction;

(k)	"common shares" means the class of shares of the Corporation designated as common shares without par value;

(1)	"Continuous Disclosure Materials" has the meaning given to that term in subsection 3.1(b) hereto;

(m)	"Corporation" means Fronteer Development Group Inc.;

(n)	"Corporation's Financial Statements" has the meaning given to that term in subsection 3.1(r) hereto;

(o)	"distribution" (or "distribute" as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(p)	"Exchanges" means collectively the TSX and the AMEX;

(q)

"Final Prospectus" means the final short form prospectus of the Corporation filed with the Commissions for the purpose of qualifying the distribution of the Shares, including all documents incorporated therein by reference;

(r)	"Indemnified Parties" has the meaning given to that term in subsection 9.1 hereto;

(s)	"Lead Underwriter" means NBF;

(t)	"Legal Opinions" has the meaning given to that term in subsection 4.1(1)(ii) hereto;

(u)	"material change" has the meaning given to that term in the Securities Act (British Columbia);

(v)	"Material Contracts" has the meaning given to that term in subsection 3.1(w) hereto;

(w)	"material fact" has the meaning given to that term in the Securities Act (British Columbia);

(x)	"misrepresentation" has the meaning given to that term in the Securities Act (British Columbia);

(y)	"Offering" means the offering and sale of the Shares pursuant to the terms and conditions of this Agreement;

(z)	"Offering Price" means $6.40 per Share;

(aa)	"Officers' Certificate" has the meaning given to that term in subsection 4.1(1)(vi) hereto;

(bb)

"Preliminary Prospectus" means the preliminary short form prospectus of the Corporation filed with the Commissions for the purpose of allowing the Underwriters to solicit expressions of interest for the Offering, including all documents incorporated therein by reference;

(cc)	"Principals" has the meaning given to that term in subsection 3.1(s)(i) hereto;

(dd)	"Prospectuses" means collectively the Preliminary Prospectus and the Final Prospectus;

(ee)	"Qualifying Jurisdictions" means all Canadian provinces (except the Province of Quebec), being those Canadian jurisdictions in which the Shares will be offered or sold pursuant to the Offering, and "Qualifying Jurisdiction" means any one of them;

(ff)	"Regulations" means the securities rules or regulations proclaimed under the Acts and "Regulation" means the securities rules or regulations proclaimed under a specified Act;

(gg)	" Regulatory Authorities " means collectively the Commissions and the Exchanges;

(hh)	"Shares" means the 6,000,000 common shares of the Corporation being sold pursuant to the Offering;

(ii)	"Shareholders" has the meaning given to that term in subsection 3.1(s)(i);

(jj)	"Subsidiaries" means the companies identified as such in Schedule "B" hereto;

(kk)	"Supplementary Material" has the meaning given to that term in section 2.3(b) hereto;

(11)	" trade " has the meaning given to that term in the Securities Act (British Columbia);

(mm)	"TSX" means the Toronto Stock Exchange;

(nn)	"Underwriters" has the meaning given to that term on page 1 of this Agreement and "Underwriter" means any one of them;

(oo)	"Underwriters' Expenses" has the meaning given to that term in section 5.2;

(pp)	"Underwriters' Fee" has the meaning given to that term in subsection 2.3;

(qq)	"United States" has the meaning given to that term in Schedule "A" hereto;

(rr)	"U.S. Placement Memorandum" has the meaning given to that term in Schedule "A" hereto;

(ss)	" U.S. Securities Act " means the United States Securities Act of 1933, as amended; and

(tt)	"U.S. Substituted Purchasers" has the meaning given to that term on page 1 of this Agreement.

All references to dollar figures in this Agreement are to Canadian dollars.

1.2	Certain terms applicable solely to Schedule "A" are defined in Schedule "A".

2.	NATURE OF THE TRANSACTION

2.1

Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Shares of the Corporation and by acceptance of this Agreement, the Corporation agrees to sell to the Underwriters and the Underwriters agree to purchase at the Time of Closing on the Closing Date all, but not less than all, of the said Shares.

2.2

This offer is conditional upon, among other things, the Corporation filing the Preliminary Prospectus and using its commercially reasonable best efforts to obtain a receipt for the Preliminary Prospectus from the securities regulatory authorities in each of the Qualifying Jurisdictions pursuant to National Instrument 44-101 – Short Form Prospectus Distributions qualifying the distribution by the Corporation of the Shares to purchasers resident in such provinces, by May 16, 2006.

2.3

The Corporation agrees to pay to the Underwriters upon completion of the Offering a fee (the "Underwriters' Fee") equal to 5.5% of the gross proceeds of the Offering. The Underwriters' Fee is payable at the Time of Closing in consideration of the services to be rendered by the Underwriters in connection with the Offering, which services shall include:

(a)	acting as Underwriters of the Corporation to purchase the Shares;

(b)

assisting in the preparation of the Preliminary Prospectus and the Final Prospectus together with any documents supplemental thereto or any amending or supplementary prospectus or other supplemental documents or any similar document (collectively, the "Supplementary Material") required to be filed under the legislation of the Qualifying Jurisdictions and performing administrative work in connection with these matters;

(c)	advising the Corporation with respect to the Offering;

(d)	distributing the Shares to the public both directly and through other registered dealers and brokers; and

(e)	all other services arising out of the agreement resulting from the Corporation's acceptance of this offer.

2.4	The distribution of the Shares shall be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions. Shares may also be distributed:

(a)

to U.S. Substituted Purchasers, provided that no offers or sales may be made in the United States except as provided in Schedule "A" hereto, and the terms and conditions and representations, warranties and covenants of the parties contained in Schedule "A" hereto are hereby incorporated by reference. Subject to the foregoing, the Underwriters will not directly sell or distribute any Shares in the United States, but may arrange for Substituted Purchasers for the Shares in the United States through their respective U.S. registered broker-dealer affiliates as contemplated by Schedule "A" hereto, the provisions of which are agreed to by the Corporation and the Underwriters. The Underwriters shall cause similar undertakings to be contained in any agreements among selling firms, if any, and the U.S. broker-dealer affiliates; and

(b)

in such other jurisdictions as the Corporation and the Underwriters may agree, provided the distribution of Shares in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions.

The Shares shall be listed at Closing on the Exchanges.

2.5

The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them provided that no additional remuneration is payable by the Corporation. Such remuneration shall be payable by the Underwriters. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

2.6

Each Underwriter covenants, represents and warrants to the Corporation that it will comply with the rules and policies of the Exchanges and with the Applicable Securities Laws of each Qualifying Jurisdiction or other jurisdiction in which it acts as Underwriter of the Corporation in connection with the Offering.

3.	REPRESENTATIONS AND WARRANTIES

3.1	The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)	the Corporation and each of the Subsidiaries is a duly incorporated company in good standing under the laws of its jurisdiction of incorporation;

(b)

all documents previously published or filed by the Corporation with the Regulatory Authorities (the "Continuous Disclosure Materials") contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws;

(c)

the Corporation's direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule "B" to this Agreement, and all such shares are legally and beneficially owned by the Corporation or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all material liens, charges and encumbrances of any kind whatsoever;

(d)

the Corporation is a reporting issuer or the equivalent in each of the provinces of British Columbia, Alberta and Ontario, and the Corporation is not in default of any of the requirements of the Applicable Securities Laws of such provinces;

(e)

the Corporation meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administration;

(f)	the common shares of the Corporation are listed for trading on the Exchanges and the Corporation is not in default of any of the listing requirements of the Exchanges applicable to the Corporation;

(g)

the authorized capital of the Corporation consists of an unlimited number of common shares, of which 53,435,361 common shares were issued and outstanding as the date hereof as fully paid and non-assessable shares in the capital of the Corporation;

(h)

except as disclosed in Schedule "C", there are no, nor will there be immediately prior to the Time of Closing, outstanding options, agreements or rights of any kind whatsoever to acquire any common shares of the Corporation;

(i)

upon their issuance the Shares will be validly issued and outstanding as fully paid and non-assessable common shares of the Corporation registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, free and clear of all voting restrictions, resale or trade restrictions (except control person restrictions and restrictions applicable to U.S. Substituted Purchasers) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(j)

the Shares will on the date of issue be qualified investments under the Income Tax Act (Canada) and the regulations thereunder, as in effect on the date hereof, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, within the meaning of the Income Tax Act (Canada);

(k)

all of the material transactions of the Corporation and each of the Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of their material transactions, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations;

(l)

the Corporation and each Subsidiary has the corporate power and capacity to own the assets owned by it and to carry on the business carried on by it, and the Corporation and each of the Subsidiaries hold all licences and permits that are required for carrying on their respective businesses in the manner in which such businesses have been carried on and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(m)

the Corporation and each of the Subsidiaries have good title to their respective material assets as disclosed in the Prospectuses, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Prospectuses;

(n)

all material interests in natural resource properties and surface rights for exploration and exploitation, as applicable, overlying those properties of the Corporation or the Subsidiaries are completely and accurately described in the Prospectuses and, except as set out in the Prospectuses: are owned or held by the Corporation or such Subsidiaries as owner thereof with good title; are in good standing; and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them. Except as set out in the Prospectuses, no other material property rights are necessary for the conduct of the Corporation's or the Subsidiaries' businesses as they are currently being conducted, and there are no material restrictions on the ability of the Corporation or the Subsidiaries to use or otherwise exploit any such property rights, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights in any material respects;

(o)

except as set out in the Prospectuses, neither the Corporation nor the Subsidiaries have any responsibility or obligation to pay or have paid on their behalf any material commission, royalty or similar payment to any person with respect to their property rights as of the Closing Date;

(p)

the Corporation and each of the Subsidiaries are in compliance in all material respects with all material terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of their respective businesses and, to the best of the Corporation's knowledge, all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation or the Subsidiaries, exists with respect thereto;

(q)

the Corporation and each of the Subsidiaries maintain insurance against loss of, or damage to, their material assets including property and casualty insurance for their respective Canadian operations; property and casualty insurance for its exploration operations in Turkey and Mexico; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Corporation's management are reasonable for operations such as these, and are in good standing in all respects and not in default in any respect;

(r)

the consolidated audited financial statements of the Corporation for its fiscal years ended December 31, 2005 and December 31, 2004 and the unaudited restated interim consolidated financial statements of the Corporation for the three month period ended March 31, 2006 (collectively, the "Corporation's Financial

Statements"), copies of which are incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Corporation on a consolidated basis for the periods then ended and the Corporation's Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(s)

the books and records of the Corporation and each of the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded; and except as disclosed in the Corporation's Financial Statements or in the Prospectuses:

(i)

neither the Corporation nor any of the Subsidiaries is indebted to any of its directors or officers (collectively the "Principals"), other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders (the "Shareholders");

(ii)	none of the Principals or Shareholders is indebted or under obligation to the Corporation or to any of the Subsidiaries, on any account whatsoever; and

(iii)	the Corporation has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever other than of a Subsidiary;

(t)

there are no material liabilities of the Corporation or of the Subsidiaries (excluding Aurora), whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation's Financial Statements except those incurred in the ordinary course of their respective businesses since March 31, 2006;

(u)

since December 31, 2005, and excluding expenditures in the ordinary course of business, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or of any of the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(v)

the directors and officers of the Corporation and their compensation arrangements with the Corporation, whether as directors or officers of, or as independent contractors or consultants to, the Corporation are as disclosed in the Prospectuses, and, except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation;

(w)	all contracts and agreements material to the Corporation other than those entered into in the ordinary course of its business as presently conducted and taken as a whole (collectively the "Material Contracts") have been disclosed in the Prospectuses;

(x)

all tax returns, reports, elections, remittances and payments of the Corporation, and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Corporation and all material amounts of taxes owing by the Subsidiaries as at March 31, 2006 have been paid or accrued in the Corporation's Financial Statements;

(y)

as of December 31, 2005, the Corporation had incurred and renounced expenditures relating to its properties in the Central Mineral Belt of Labrador, pursuant to the subscription agreements dated May 25, 2005 between the Corporation and each subscriber of an aggregate of 1,500,000 flow-through common shares of the Corporation and the agency agreement dated May 25, 2005 between the Corporation and Pacific International Securities Inc.;

(z)

the Corporation and the Subsidiaries, have been assessed for all applicable taxes to and including the Corporation's fiscal year ended December 31, 2005 and have received all appropriate refunds, have made adequate provision for taxes payable for all subsequent periods and the Corporation is not aware of any material contingent tax liability of the Corporation or of any Subsidiary;

(aa)

there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending, or, to the best of its knowledge, threatened against or affecting the Corporation, or the Subsidiaries, or to the best of the Corporation's knowledge, their respective directors, officers or promoters, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of its knowledge, there is no basis therefor;

(bb)

neither the Corporation nor any of the Subsidiaries has been in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively in this Section, "environmental laws") except where such violation would not have a material adverse affect on the Corporation and the Subsidiaries taken as a whole. Without limiting the generality of the foregoing:

(i)

the Corporation and each of the Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in material compliance with all applicable environmental laws and has received all material permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)

there are no orders, rulings or directives issued against the Corporation or any of the Subsidiaries, and to the best of the knowledge of the Corporation there are no orders, rulings or directives pending or threatened against the Corporation or any of the Subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or any of the Subsidiaries except where such noncompliance, order, ruling or directive would not have a material adverse effect on the Corporation and the Subsidiaries taken as a whole;

(cc)

no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Corporation or any of the Subsidiaries with respect thereto has been received by the Corporation or any of the Subsidiaries, and to the best of the knowledge of the Corporation, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Subsidiaries is in progress, pending or threatened, which could reasonably be expected to have a material adverse effect on the Corporation or the Subsidiaries, taken as a whole, and to the best knowledge of the Corporation there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation or any of the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(dd)

the Corporation, the Subsidiaries and their respective directors, officers and promoters are not in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a material adverse effect on the Corporation;

(ee)	the Corporation has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein;

(ff)

the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of the transactions contemplated under this Agreement will not conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute a default under, the constating documents of the Corporation or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which the Corporation or any of the Subsidiaries is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which it is bound; and

(gg)

the Prospectuses, including any and all amendments thereto, contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Prospectuses (except any information or statement relating to the Underwriters, or any of them, provided by the Underwriters), constitute full, true and plain disclosure of all material facts relating to the corporation and the securities to be issued pursuant to the Offering and comply with Applicable Securities Laws in the Qualifying Jurisdictions.

3.2

The representations and warranties of the Corporation contained in this Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters for a period ending two years after the date of this Agreement.

3.3	Each of the Underwriters represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:

(a)	the Underwriter is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b)

the Underwriter is, and will remain so until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder and the Underwriter is, and will remain so until the completion of the Offering, a member in good standing of the Toronto Stock Exchange;

(c)	the Underwriter will sell the Shares in accordance with Applicable Securities Laws and the laws of any other jurisdictions in which the Shares are sold under the Offering; and

(d)	the Underwriter has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein.

3.4

The representations and warranties of each of the Underwriters contained in this Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and shall survive the completion of the transactions contemplated under this Agreement.

4.	ADDITIONAL COVENANTS

4.1	The Corporation covenants and agrees with the Underwriters that it shall:

(a)

use commercially reasonable best efforts to obtain a receipt for the Preliminary Prospectus and the Final Prospectus, dated effective May 16, 2006 and May 25, 2006, respectively, from the securities regulatory authorities in each of the Qualifying Jurisdictions pursuant to National Instrument 44-101 – Short Form Prospectus Distributions qualifying the distribution by the Corporation of the Shares to purchasers resident in such provinces;

(b)

file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain the requisite acceptance of the Exchanges for the Offering prior to the Closing Date;

(c)

with respect to the filing of the Prospectuses as contemplated herein, fulfil all legal requirements required to be fulfilled by the Corporation in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters' execution of the certificates attached thereto;

(d)

prior to the completion of the Offering allow the Underwriters to review the Prospectuses and conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations as statutory underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Corporation, the Corporation's auditors and authors of technical reports on the Corporation's material mineral properties;

(e)

during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, taken as a whole, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any amendment thereto and:

(i)

the Corporation shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the Exchanges, applicable to the Corporation as a result of any such change;

(ii)

however, notwithstanding the foregoing, the Corporation shall not file any amendment to the Prospectuses or any other material supplementary to the Prospectuses (all such amendments and material being the "Supplementary Material") without first obtaining the approval of the Underwriters as to the form and content thereof, which approval shall not be unreasonably withheld and shall be provided on a timely basis;

and, in addition to the foregoing, the Corporation shall, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(f)

deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with subsection (e) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (1) below;

(g)

from time to time and without charge to the Underwriters, deliver to the Underwriters as many copies of each of the Prospectuses and any amendments thereto, if any, as the Underwriters may reasonably request, and such delivery will constitute the Corporation's consent to the Underwriters' use of such documents in connection with the Offering;

(h)

by the act of having delivered each of the Prospectuses and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Corporation as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(i)

prior to the Time of Closing, fulfil to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Corporation to enable the Shares to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(j)	maintain its status as a "reporting issuer" or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date;

(k)

maintain a listing on a recognized Canadian stock exchange and use its reasonable best efforts to maintain its listing of its common shares on the Exchanges for a period of two years from the Closing Date;

(1)	deliver to the Underwriters and their legal counsel, as applicable:

(i)

at the time of execution of the Final Prospectus by the Underwriters, a comfort letter (the "Comfort Letter") of the Corporation's auditors addressed to the Underwriters and to the directors of the Corporation and dated as of the date of the Final Prospectus (with the requisite procedures to be completed by such auditors within two business days of the date of the Final Prospectus), in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii)

at the Time of Closing, such legal opinions (the "Legal Opinions") of the Corporation's various legal counsel (excluding U.S. legal counsel), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the Final Prospectus, the trade and distribution of the Shares, the due incorporation and good standing of each Subsidiary in such Subsidiary's jurisdiction of incorporation, confirmation that the Corporation is the registered owner of the issued and outstanding share capital of each of the Subsidiaries (other than Aurora) set forth in Schedule "B" attached hereto and to such other matters as the Underwriters may reasonably require;

(iii)

at the Time of Closing, if any Shares are being sold to U.S. Substituted Purchasers, a legal opinion of Troutman Sanders LLP, the Corporation's U.S. legal counsel (the " U.S. Legal Opinion "), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, to the effect that the offer and sale of the Shares to the U.S. Substituted Purchasers is not required to be registered under the U.S. Securities Act;

(iv)

at the Time of Closing, legal opinions of Ertugrul & Ertugrul Law Office, Turkish counsel to the Corporation, addressed to the Underwriters and their legal counsel and dated prior to or on the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the Corporation's mineral properties in Turkey (the "Turkish Opinions") and legal opinions of O'dea Earle, Newfoundland and Labrador counsel to the Corporation, addressed to the Underwriters and their legal counsel and dated prior to or on the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to Aurora's mineral properties in Labrador (the "Labrador Opinions");

(v)	evidence satisfactory to the Underwriters, acting reasonably, that the Corporation is the beneficial owner of 49.3% of the issued and outstanding shares of Aurora;

(vi)

at the Time of Closing, a certificate (the "Officers' Certificate") of the Corporation by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the content of the Final Prospectus, ownership of the Corporation's material mineral properties and to the trade and distribution of the Shares and to such other matters as the Underwriters may reasonably require, including without limitation, with respect to the resolutions of the board of the Corporation relating to the Offering and the incumbency and specimen signatures of signing officers;

(vii)

at the Time of Closing, such other materials (the "Closing Materials") as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(m)

from and including the date of this Agreement through to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect; and

(n)

during the period commencing on the Closing Date and ending on the date which is 60 days following the Closing Date, not issue or announce the issuance of any common shares or any securities convertible into or exchangeable for or exercisable to acquire common shares without the prior consent of the Lead Underwriter, such consent not to be unreasonably withheld, other than to satisfy existing instruments already issued as of the date hereof and options issued in the ordinary course pursuant to the Corporation's stock option plan; and

(o)	use the net proceeds from the sale of the Shares in the manner set out in the Prospectuses.

4.2	Each of the Underwriters covenants and agrees with the Corporation that it shall:

(a)

fulfil all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by it in connection with the Offering in the Qualifying Jurisdictions and in the United States;

(b)

upon being satisfied, acting reasonably, that each of the Prospectuses and any amendments thereto is in a form satisfactory for filing with the Commissions, execute each of the Prospectuses and any amendments thereto, as the case may be, presented to the Underwriters for execution, and the Underwriters will use their commercially reasonable best efforts to assist the Corporation in obtaining the requisite approvals of the Regulatory Authorities in connection with the preparation and filing of such documents; and

(c)	execute all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature, including without limitation the

Underwriters Certificate attached as Exhibit A to Schedule "A" to this Agreement.

5.	UNDERWRITERS' FEES AND EXPENSES

5.1

In consideration of the services to be rendered by the Underwriters to the Corporation under this Agreement, the Corporation agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters' Fee.

5.2

The Corporation will pay all expenses related to the Offering, including all fees and disbursements of its own legal counsel, out-of-pocket costs, printing costs and filing fees. The Corporation will pay the expenses (the "Underwriters' Expenses") reasonably incurred by the Underwriters in connection with the transactions contemplated herein including, without limitation, the fees of the legal counsel for the Underwriters (to a maximum of $75,000) plus taxes and disbursements related to such fees. Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters' Expenses.

5.3

The Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Lead Underwriter and, except to the extent that an Underwriter notifies the Corporation in writing to the contrary, the Underwriters agree that the Lead Underwriter has the authority to bind the Underwriters with respect of all matters covered by this Agreement insofar as such matters relate to the Underwriters.

6.	UNDERWRITING PERCENTAGES

6.1

The obligations of the Underwriters hereunder, including the obligation to purchase Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Shares set out opposite the name of the Underwriters below:

National Bank Financial Inc.	45%

Canaccord Capital Corporation	25%

Pacific International Securities Inc.	15%

Sprott Securities Limited	15%

6.2

In the event that any Underwriter shall fail to purchase its applicable percentage of the Shares at the Closing Time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Shares which would otherwise have been purchased by that one of the Underwriters which is in default; the Underwriters exercising such right shall purchase such Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation arising from such default. Nothing in this section shall oblige the

Corporation to sell to the Underwriters less than all of the Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.

7.	CONDITIONS PRECEDENT

7.1

The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Lead Underwriter on behalf of the Underwriters in their sole discretion:

(a)

all actions required to be taken by or on behalf of the Corporation, including without limitation the passing of all requisite resolutions of directors of the Corporation approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses, to obtain the requisite approval of the Exchanges to the Offering and to validly offer, sell and distribute the Shares;

(b)

the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Prospectuses, including without limitation the Mutual Reliance Review System decision documents from the Commissions in respect of the Prospectuses, to permit the Corporation to complete its obligations hereunder;

(c)

the Corporation will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Legal Opinions, U.S. Legal Opinion, Turkish Opinions, Labrador Opinions, Officer's Certificate and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(d)

no order ceasing or suspending trading in any securities of the Corporation, or ceasing or suspending trading by the directors, officers or promoters of the Corporation, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the best of the knowledge of the Corporation, will be pending or threatened;

(e)

as of the Time of Closing, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities in Canada and United States must be made publicly available in connection with the sale of the Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectuses or the U.S. Placement Memorandum that are not described or referred to as required and delivered to the Underwriters;

	(f)	the Underwriters shall have received at the Time of Closing a letter from the transfer agent of the Corporation dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued capital of the Corporation;

(g)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(h)

the Underwriters having received at the Time of Closing such further certificates, opinions of counsel and other documentation from the Corporation as the Underwriters or their counsel may reasonably require and as are customary in a transaction of this nature;

(i)

there shall not have occurred since December 31, 2005 and the Time of Closing, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Corporation, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and each of the Subsidiaries on a consolidated basis;

(j)

the due diligence conducted by the Underwriters shall not have revealed any adverse material change or material fact in respect of the Corporation not generally known to the public which should have been previously disclosed, and the Underwriters being satisfied, acting reasonably, with the results of their due diligence investigation of the Corporation prior to the Time of Closing;

(k)

the Corporation will have, as of the Time of Closing, complied with all of its material covenants and agreements contained in this Agreement, including without limitation, all requirements for approval for the listing of the Shares on the Exchanges; and

(l)

the representations and warranties of the Corporation contained in this Agreement will be materially true and correct as of the Time of Closing as if such representations and warranties had been made as of the Time of Closing (except that the representations and warranties contained in section 3.1(g) and (h) may have changed due to the issuance of securities by the Corporation, subject to section 4.1(n) hereof).

8.	CLOSING

8.1	The Corporation and the Underwriters shall cause the Closing to occur on June 1, 2006 or such other date as may be agreed by the Corporation and the Underwriters (the "Closing Date").

8.2

The closing of the transactions contemplated under this Agreement (the "Closing") shall be completed at the offices of Goodman and Carr, 200 King Street West, Toronto, Ontario, M5H 3W5, legal counsel to the Corporation, at 8:30 a.m. (Toronto time) (the "Time of Closing") on the Closing Date.

8.3	On the Closing, the Corporation shall issue and deliver to the Underwriters the certificates representing the Shares in the names and denominations reasonably requested by the Underwriters; provided that a separate certificate shall be issued to each U.S. Substituted Purchaser, if any, that is purchasing Shares at the Closing, registered in the name of the U.S. Substituted Purchaser or its nominee.

8.4

If the Corporation has satisfied all of its obligations under this Agreement, on the Closing the Underwriters shall pay to the Corporation the gross proceeds of the sale of the Shares, less the Underwriters' Fee and Underwriters' Expenses.

9.	INDEMNITY

9.1

The Corporation shall protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents (as applicable) (collectively, the "Indemnified Parties" and individually an "Indemnified Party") from and against all losses, claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a "Claim") caused by or arising directly or indirectly by reason of the transactions contemplated in this Agreement including, without limitation:

(a)

any breach by the Corporation of, or default under, any covenant or agreement of the Corporation in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation, warranty or any other document to be delivered pursuant hereto or the failure of the Corporation to comply with any of its obligations hereunder or thereunder;

(b)

any information or statement (except any information or statement relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Prospectuses and the U.S. Placement Memorandum being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c)

any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Prospectuses and the U.S. Placement Memorandum, which operates to prevent or restrict the trading in or the sale or distribution of the Shares;

	(d)	the Corporation not complying prior to the completion of the distribution of the Shares with any requirement of any Applicable Securities Laws relating to the Offering;

(e)

any order made by any regulatory authority that trading in or distribution of any of the Corporation's securities is to cease or be suspended, or that trading by the directors, officers or promoters of the Corporation, or any one of them, shall cease or be suspended, including an order prohibiting the trade or distribution of any of the securities referred to herein;

(f)

the failure or inability of the Corporation to allot, issue and deliver any or all of the certificates representing the Shares in a form and denomination satisfactory to the Underwriters at the time and place as the Underwriters may reasonably require for the completion of the transactions referred to herein; and

(g)

a determination made by any competent authority setting aside the trade or distribution of any of the securities referred to herein, other than as a result of a breach by any of the Underwriters of its covenants herein.

and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis.

This indemnity shall be in addition to any liability which the Corporation may otherwise have.

9.2

If any Claim contemplated by this section 9 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 9 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of the Corporation under this section 9, except to the extent that such delay prejudices the Corporation's ability to contest such Claim). The Corporation shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation without the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

	(a)	the Corporation fails to assume the defence of the suit on behalf of the Indemnified Party within thirty days of receiving notice of the suit;

	(b)	the employment of that counsel has been authorized in writing by the Corporation; or

(c)

the named parties to the suit (including any added or third parties) including the Corporation and the Indemnified Party has been advised in writing by its outside counsel that representation of the Indemnified Party by counsel for the

Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of the cases set out in subsections 9.2(a), (b) or (c), the Corporation shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Corporation shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent shall not be unreasonably withheld.

9.3

The Corporation hereby acknowledges and agrees that, with respect to this section 9, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Corporation under this section 9 with respect to the Beneficiaries and accept these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

9.4

In order to provide for just and equitable contribution in circumstances in which an indemnity provided in section 9 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation, as the case may be, shall contribute to the aggregate of all Claims (other than losses of profits in connection with the distribution of the Shares) of the nature contemplated in section 9 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Corporation and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters' Fee or any portion actually received.

9.5

No party guilty of negligence, wilful misconduct, fraud or fraudulent misrepresentation or breach of any provision of this Agreement shall be entitled to claim indemnification under this section 9 or contribution under section 9.4 from any person who is not guilty of such negligence, wilful misconduct, fraud or fraudulent misrepresentation.

9.6

The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that section 9.4 shall apply, mutatis mutandis, in respect of that other right.

9.7

The obligations under this section 9 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

10.	TERMINATION OF AGREEMENT

10.1

In addition to any other remedies which may be available to the Underwriters, this Agreement and any subscriptions for Shares received by the Underwriters may be terminated by the Underwriters upon delivery of written notice from the Lead Underwriter to the Corporation at any time up to the Closing of the Offering in any of the following events:

(a)

there shall have occurred any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact which was required to be disclosed in the Prospectuses or otherwise, which, in each case, in the reasonable opinion of the Lead Underwriter, has or would be expected to have a material adverse effect on the market price or value of any of the shares of the Corporation, including without limitation the Shares;

(b)

any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, Commission, board, bureau, agency or other instrumentality including, without limitation, the Exchanges or any securities regulatory authority involving the Corporation or any of its officers or directors except for any such inquiry, investigation, proceeding or order based solely on the activities of the Underwriters and not of the Corporation which, in the opinion of the Lead Underwriter, acting reasonably, operates to prevent or restrict the trading of the shares of the Corporation or materially and adversely affects or will materially and adversely affect the market price or value of the shares of the Corporation or the distribution of the Shares, or adversely affects or might reasonably be expected to adversely affect the marketability, market price or value of the Shares;

(c)

if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including, without limitation, an act of terrorism) or any law or regulation which, in the opinion of the Lead Underwriter, adversely affects or involves, or will or could reasonably be expected to adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole; or

(d)	if there is a failure by the Corporation, or otherwise, of the satisfaction of any of the conditions precedent set out in section 7 of this Agreement.

The right of the Underwriters to terminate this Agreement is in addition to such other remedies any of the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any of the transactions contemplated by this Agreement.

10.2	Any termination under section 10.1 shall be effected by notice in writing to the Corporation at any time prior to the Time of Closing.

10.3	The Corporation shall pay the Underwriter's Expenses in the event of termination as set out in section 10.1.

11	GENERAL

11.1

Any notice to be given hereunder shall be in writing and may be given by telecopier or by hand delivery and shall, in the case of notice to the Corporation, be addressed and telecopied or delivered to:

Fronteer Development Group Inc.
1055 West Hastings Street
Suite 1650
Vancouver, British Columbia V6E 2E9
Attention:                   Mark O'Dea
Fax No.:                       (604) 682-2132

with a copy to:

Goodman and Carr LLP
200 King Street West
Suite 2300
Toronto, Ontario M5H 3W5
Attention:                   Jay Goldman
Fax No.:                      (416) 595-0567

and in the case of the Underwriters, be addressed and telecopied or delivered to:

National Bank Financial Inc.
Suite 3300,
Park Place
666 Burrard Street
Vancouver, British Columbia V6C 2X8
Attention:                   Dan Wilton
Fax No.:                       (604) 682-2132

Canaccord Capital Corporation
BCE Place
161 Bay Street, Suite 3000
P.O. Box 516
Toronto, Ontario M5J 2S1
Attention:                   Jens J. Mayer
Fax No.:                      (416) 869-3876

Pacific International Securities Inc.
1900-666 Burrard Street
Vancouver, British Columbia V6C 3N1
Attention:                   Craig Roberts
Fax No.:                       (604) 664-3660

Sprott Securities Limited
Royal Bank Plaza
P.O. Box 63
South Tower, Suite 2750
Toronto, Ontario M5J 2J2
Attention:                   Darren Wallace
Fax No.:                       (416) 943-6499

with a copy to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, British Columbia V7X 1L3
Attention:                   Bob Wooder
Fax No.:                      (604) 631-3309

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above. A notice which is hand delivered shall, if delivered on a business day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered. A notice which is sent by fax shall be deemed to be given and received on the first business day following the day on which it is sent.

11.2

Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 11.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

11.3

This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the engagement letter dated May 10, 2006.

11.4	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

11.5

The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing Date of this Agreement, shall survive the Closing Date of this Agreement.

11.6

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

11.7

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

11.8	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

11.9	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

11.10	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

11.11

This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

NATIONAL BANK FINANCIAL INC.

CANACCORD CAPITAL CORPORATION

Per:

PACIFIC INTERNATIONAL SECURITIES INC.

Per:

SPROTT SECURITIES LIMITED

Per:

The foregoing is accepted and agreed to on the 16th day of May, 2006, effective as of the date appearing on the first page of this Agreement.

FRONTEER DEVELOPMENT GROUP INC.

Per: ______________________________________________

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

NATIONAL BANK FINANCIAL INC.

Per:

CANACCORD CAPITAL CORPORATION

Per:

PACIFIC INTERNATIONAL SECURITIES INC.

Per:

SPROTT SECURITIES LIMITED

Per:

The foregoing is accepted and agreed to on the l6th day of May, 2006, effective as of the date appearing on the first page of this Agreement.

FRONTEER DEVELOPMENT GROUP INC.

Per: ______________________________________________

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

NATIONAL BANK FINANCIAL INC.

Per:

CANACCORD CAPITAL CORPORATION

Per:

PACIFIC INTERNATIONAL SECURITIES INC.

Per:

The foregoing is accepted and agreed to on the 16th day of May, 2006, effective as of the date appearing on the first page of this Agreement.

FRONTEER DEVELOPMENT GROUP INC.

Per: ______________________________________________

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

NATIONAL BANK FINANCIAL INC.

Per:

CANACCORD CAPITAL CORPORATION

Per:

PACIFIC INTERNATIONAL SECURITIES INC.

Per:

SPROTT SECURITIES LIMITED

Per:

The foregoing is accepted and agreed to on the 16th day of May, 2006, effective as of the date appearing on the first page of this Agreement.

FRONTEER DEVELOPMENT GROUP INC.

Per: ______________________________________________

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

NATIONAL BANK FINANCIAL INC.

Per:

CANACCORD CAPITAL CORPORATION

Per:

PACIFIC INTERNATIONAL SECURITIES INC.

Per:

SPROTT SECURITIES LIMITED

 Per:

The foregoing is accepted and agreed to on the 16th day of May, 2006, effective as of the date appearing on the first page of this Agreement.

SCHEDULE "A"

UNITED STATES OFFERS AND SALES

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"Accredited Investor" means an "accredited investor" as that term is defined in Rule 501(a) of Regulation D;

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

"Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are either directly or indirectly owned of record by resident of the Unites States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States

"General Solicitation or General Advertising" means "general solicitation or general advertising", as used under Rule 502(c) of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising.

"Institutional Accredited Investor" means an Accredited Investor that satisfies the criteria set forth in Rule 501(a)(1), (2), (3) or (9) of Regulation D.

"Offshore Transaction" means an "offshore transaction" as that term is defined in Regulation S;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

2

"Substantial U.S. Market Interest" means "substantial U.S. market" interest as that term is defined in Regulation S;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Affiliate" means an affiliated U.S. registered broker-dealer of an Underwriter and "U.S. Affiliates" means collectively, the U.S. Affiliates of the Underwriters;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations adopted by the SEC thereunder;

"U.S. Final Wrap" means the Final Prospectus as supplemented by the addition of a U.S. Placement Memorandum;

"U.S. Placement Memorandum" means an offering memorandum prepared to offer the Shares privately in the United States without registration under the U.S. Securities Act pursuant to Rule 506 of Regulation D, in form satisfactory to the Corporation and the Underwriters; and

"U.S. Preliminary Wrap" means the Preliminary Prospectus as supplemented by the addition of a preliminary U.S. Placement Memorandum.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

Each Underwriter acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

Each Underwriter represents, warrants, covenants and agrees to and with the Corporation that:

1.

It has not offered or sold, and will not offer or sell, at any time any Shares forming part of its allotment or otherwise as a part of its distribution except (a) outside the United States in an Offshore Transaction in compliance with Rule 903 of Regulation S, or (b) on behalf of the Corporation to Substituted Purchasers in accordance with Rule 506 of Regulation D as provided in paragraphs 2 through 11 below.

Accordingly, except as permitted by the foregoing paragraph, none of it, its U.S. Affiliate or any person acting on its or their behalf has made or will make (i) any offer to sell or any solicitation of any offer to buy, any Shares in the United States, (ii) any sale of Shares to any person unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter, the affiliate or the person acting on behalf of either of them reasonably believed that the purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to any of the Shares.

2.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares except with its affiliates, any selling group members or with the

3

prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3.

All offers of Shares that have been or will be made by it, any of its affiliates or any person acting on its or their behalf in the United States have been or will be made through its U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements. Its U.S. Affiliate was and will be, on the dates of such offers and any related sales, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements), and a member in good standing with the National Association of Securities Dealers, Inc.

4.

None of it, its affiliates, or any person acting on its or their behalf has utilized, and none of such persons will utilize, any form of General Solicitation or General Advertising in connection with the offer or sale of the Shares in the United States or has offered or will offer to sell any Shares in any manner involving a public offering in the United States within the meaning of Section 4(2) of the U.S. Securities Act.

5.

Immediately prior to soliciting such offerees, the Underwriter, its U.S. Affiliates and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and at the time of completion of each sale to a person in the United States, the Underwriter, its affiliates, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each purchaser designated by such Underwriter or its U.S. Affiliate to purchase Shares from the Corporation as a Substituted Purchaser is an Institutional Accredited Investor.

6.

All purchasers of the Shares in the United States shall be informed that the Shares have not been and will not be registered under the U.S. Securities Act and that the Shares are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the 1933 Act provided Rule 506 of by Regulation D.

7.

Each offeree that is in the United States shall be provided with a U.S. Preliminary Wrap or a U.S. Final Wrap, and each purchaser that is in the United States will have received at or prior to the time of purchase of any Shares the U.S. Final Wrap.

8.

Each purchaser of Shares in the United States will execute a subscription agreement with the Corporation containing representations, warranties and acknowledgements in substantially the form attached as Exhibit 1 to the U.S. Final Wrap.

9.	At least 24 hours prior to the Closing Date, it will provide the Corporation with a list of all purchasers of the Shares in the United States.

10.	At Closing, it will either (a), together with its U.S. Affiliate placing Shares in the United States, provide a certificate, substantially in the form of Exhibit A to this Schedule

4

relating to the manner of the offer and sale of the Shares in the United States, or (h) be deemed to represent and warrant to the Corporation that none of it, any of its affiliates or any person acting on its or their behalf has offered or sold any of the Shares in the United States.

11.

None of it, any of its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

The Corporation represents, warrants, covenants and agrees that:

1.

(a) The Corporation is, and at the Closing Date will be, a Foreign Issuer with no Substantial US Market Interest in the Shares; (I)) the Corporation is not now, nor on the Closing Date or as a result of the sale of Shares contemplated hereby will it be, registered or required to register as an "investment company" under the United States Investment Company Act of 1940, as amended; and (c) none of the Corporation, any of its affiliates, or any person acting on its or their behalf (other the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has made or will make any Directed Selling Efforts in the United States with respect to the Shares, has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer or sale of the Shares in the United States or has otherwise engaged in any activity involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in the United States or has taken or will take any action that would cause the exemption from registration afforded by Rule 506 of Regulation D or exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Shares, pursuant to this Agreement.

2.

None of the Corporation or any of its affiliates or any persons acting on its or their behalf (other the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has offered or sold, or will offer or sell, any of the Shares in the United States, except for offers and sales made through the Underwriters and their U.S. Affiliates in compliance with this Schedule.

3.

The Corporation has not and will not offer or sell any securities in a manner that would be integrated with the offer and sale of the Shares and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Shares in the United States.

4.

None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares.

5

5.

None of the Corporation or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

Exhibit A to Schedule "A"

UNDERWRITERS CERTIFICATE

In connection with the private placement in the United States of the Shares of Fronteer Development Group Inc. (the "Corporation") pursuant to the Underwriting Agreement dated as of May 16, 2006 among the Corporation and the Underwriters named therein (the "Underwriting Agreement"), the undersigned Underwriter and •, its U.S. Affiliate do hereby certify as follows:

(a)

the Shares have been offered by us in the United States only by the U.S. Affiliate which was on the dates of such offers and any related sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(b)

we delivered the U.S. Preliminary Wrap or the U.S. Final Wrap to each offeree of the Shares contacted by us in the United States and, prior to any sale arranged for by us in the United States, we delivered the U.S. Final Wrap to such purchaser;

(c)

all offers of Shares by us in the United States were made to persons we had reasonable grounds to believe and did believe were Institutional Accredited Investors, and we continue to believe that each purchaser of Shares that we have arranged in the United States is an Institutional Accredited Investor;

(d)	all offers of the Shares by us in the United States on behalf of the Corporation have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(e)

no form of General Solicitation or General Advertising was used in connection with the offer or sale of the Shares in the United States and we did not engage in any Directed Selling Efforts related to the Shares in the United States;

(f)

prior to any sale of Shares in the United States we caused the purchaser to execute a subscription agreement containing representations, warranties and acknowledgements in substantially the form attached as Exhibit 1 to the U.S. Final Wrap; and

(g)	the offering of the Shares has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule A thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule "A" thereto) unless otherwise defined herein.

DATED this ______day of _______________, 2006.

•	•

By:	By:

SCHEDULE "B"

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Fronteer de Mexico S.A. de C.V.	Mexico	100% directly
Fronteer Holdings Inc.	Grand Cayman	100% directly
Fronteer Investment Inc.	Grand Cayman	100% indirectly through Fronteer Holdings Inc.
Fronteer Eurasia Madencilik Limited Sirketi	Turkey	100% indirectly through Fronteer Investment Inc.
Kuzey Truva Madencilik Sanayi Ticaret Limited Sirketi	Turkey	99% indirectly through Fronteer Eurasia Madencilik Limited Sirketi
Aurora Energy Resources Inc.	Canada	49.3% directly

SCHEDULE "C"

OUTSTANDING CONVERTIBLE SECURITIES

FRONTEER DEVELOPMENT GROUP INC.

SHARE CAPITAL, OPTIONS, WARRANTS OUTSTANDING

Current common shares issued and outstanding as at May 15, 2006: 53,435,361

Options outstanding as at May 15, 2006 — 4,192,500 options to acquire up to 4,192,500 common shares

Warrants outstanding as at May 15, 2006 — 2,930,021 warrants to acquire up to 60,557,882 common shares